Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2021 OPERATING AND FINANCIAL highlights	4

4.	covid-19, outlook and guidance	7

5.	RESULTS OF OPERATIONS	9

6.	SUMMARIZED FINANCIAL RESULTS	14

7.	QUARTERLY FINANCIAL REVIEW	18

8.	LIQUIDITY AND CAPITAL RESOURCES	18

9.	safety, health and environment	19

10.	OTHER RISKS AND UNCERTAINTIES	19

11.	NON-IFRS PERFORMANCE MEASURES	20

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26

13.	OFF BALANCE SHEET ARRANGEMENTS	28

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	28

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	28

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to “$” are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 4, 2021 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q1 2021 OPERATING AND FINANCIAL highlights

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2021	March 31, 2020
Operating
Ore Processed / Tonnes Milled	774,421	740,698
Silver Ounces Produced (000's)	961	948
Copper Pounds Produced (000's)	7,895	11,775
Lead Pounds Produced (000's)	9,004	9,079
Zinc Pounds Produced (000's)	24,123	21,646
Gold Ounces Produced	2,636	3,657
Copper Equivalent Pounds Produced (000's)[1]	25,496	31,170
Zinc Equivalent Pounds Produced (000's)[1]	79,778	84,466
Silver Equivalent Ounces Produced (000's)[1]	3,741	4,751

Cash Cost per Tonne Processed	$47.54	$46.73
Cost of sales per AgEqOz	$11.48	$8.96
Cash Cost per AgEqOz[2]	$11.02	$8.43
AISC per AgEqOz[2]	$19.62	$14.71
Cost of sales per CuEqLb[2]	$1.69	$1.37
Cash Cost per CuEqLb[2]	$1.62	$1.29
AISC per CuEqLb[2]	$2.88	$2.25
Cost of sales per ZnEqLb[2]	$0.54	$0.50
Cash Cost per ZnEqLb[2]	$0.52	$0.47
AISC per ZnEqLb[2]	$0.92	$0.83

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.47	$0.43
AISC per ZnEqLb (Yauricocha)[2]	$0.85	$0.82
Cash Cost per CuEqLb (Yauricocha)2	$1.48	$1.17
AISC per CuEqLb (Yauricocha)2	$2.65	$2.24
Cash Cost per CuEqLb (Bolivar)[2]	$1.58	$1.15
AISC per CuEqLb (Bolivar)[2]	$2.91	$1.85
Cash Cost per AgEqOz (Cusi)[2]	$18.72	$22.62
AISC per AgEqOz (Cusi)[2]	$30.28	$30.00
Financial
Revenues	$69,624	$55,558
Adjusted EBITDA[2]	$25,269	$16,074
Operating cash flows before movements in working capital	$25,626	$15,710
Adjusted net income (loss) attributable to shareholders[2]	$4,383	$1,210
Net income (loss) attributable to shareholders	$3,084	$(1,869)
Cash and cash equivalents	$74,329	$36,915
Working capital	$64,704	$49,193

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Q1 2021 Production Highlights

●	Silver production of 1.0 million ounces; a 1% increase from Q1 2020

●	Copper production of 7.9 million pounds; a 33% decrease from Q1 2020; mainly due to a temporary shift from copper-rich zones to lower grade polymetallic areas at Yauricocha caused by temporary operational challenges

●	Lead production of 9.0 million pounds; a 1% decrease from Q1 2020

●	Zinc production of 24.1 million pounds; an 11% increase from Q1 2020

●	Gold production of 2,636 ounces; a 28% decrease from Q1 2020

●	Copper equivalent production of 25.5 million pounds; an 18% decrease from Q1 2020

●	Record quarterly throughput of 3,728 tpd at the Yauricocha Mine

Q1 2021 Operational Highlights

Consolidated mill throughput was 774,421 tonnes for Q1 2021, an increase of 5% over Q1 2020. This increase was a result of a record quarterly throughput of approximately 3,728 tpd achieved at the Yauricocha Mine, offset by a slight decline in throughput at the Bolivar and Cusi mines. Consolidated copper equivalent pounds production decreased 18% to 25.5 million pounds as lower production for copper (33%), gold (28%) and lead (1%) were partially offset by higher production of zinc (11%) and silver (1%) as compared to the same quarter of 2020.

The Yauricocha Mine achieved 14% higher throughput as compared to Q1 2020 despite the various operational challenges still posed by the COVID-19 pandemic. Lower grades for all metals negated the impact of higher throughput resulting in a 21% decrease in copper equivalent pounds produced during Q1 2021 compared to Q1 2020.

At Bolivar, a 2% decrease in throughput combined with lower grades for all metals resulted in a 20% decrease in copper equivalent pounds produced during Q1 2021 as compared to Q1 2020.

At Cusi, 30% higher silver grades offset the impact of 2% lower throughput in Q1 2021 as compared to Q1 2020, resulting in 17% higher silver equivalent Q1 2021 production.

Q1 2021 Consolidated Financial Highlights

●	Revenue from metals payable of $69.6 million in Q1 2021 increased by 25% from $55.6 million in Q1 2020. The increase in revenues was largely driven by the increase in realized metal prices, which more than compensated for the decrease in metal payable, except zinc and lead;

●	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.50 (Q1 2020 - $0.45), cash cost per zinc equivalent payable pound was $0.47 (Q1 2020 - $0.43), and AISC per zinc equivalent payable pound of $0.85 (Q1 2020 - $0.82). AISC per zinc equivalent payable pound for Q1 2021 increased as compared to Q1 2020, due to 11% decline in zinc equivalent payable pounds during the quarter;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Yauricocha’s cost of sales per copper equivalent payable pound was $1.56 (Q1 2020 - $1.22), cash cost per copper equivalent payable pound was $1.48 (Q1 2020 - $1.17), and AISC per copper equivalent payable pound of $2.65 (Q1 2020 - $2.24). AISC per copper equivalent payable pound for Q1 2021 increased as compared to Q1 2020, due to 22% decline in copper equivalent payable pounds during the quarter;

●	Bolivar’s cost of sales per copper equivalent payable pound was $1.64 (Q1 2020 - $1.19), cash cost per copper equivalent payable pound was $1.58 (Q1 2020 - $1.15), and AISC per copper equivalent payable pound was $2.91 (Q1 2020 - $1.85) for Q1 2021. Unit costs at Bolivar increased due to the 24% decline in the copper equivalent payable pound resulting from lower grades as compared to Q1 2020;

●	Cusi’s cost of sales per silver equivalent payable ounce was $18.92 (Q1 2020 - $27.48), cash cost per silver equivalent payable ounce was $18.72 (Q1 2020 - $22.62), and AISC per silver equivalent payable ounce was $30.28 (Q1 2020 - $30.00) for Q1 2021 as compared to Q1 2020. Cost of sales and cash costs per unit declined at Cusi due to the 23% increase in the silver equivalent payable ounces sold as compare to Q1 2020. AISC per silver equivalent payable pound at Cusi was in-line with Q1 2020 as a 188% increase in sustaining capital, driven by higher development costs, offset the impact of higher silver equivalent ounces sold;

●	Adjusted EBITDA(1) of $25.3 million for Q1 2021 increased compared to $16.1 million in Q1 2020. The increase in adjusted EBITDA in Q1 2021 resulted from higher revenues and higher gross margins at all sites;

●	Net income attributable to shareholders for Q1 2021 was $3.1 million (Q1 2020: $(1.9) million) or $0.02 per share (basic and diluted) (Q1 2020: $(0.01);

●	Adjusted net income attributable to shareholders (1) of $4.4, or $0.03 per share, for Q1 2021 as compared to the adjusted net income of $1.2 million, or $0.01 per share for Q1 2020;

●	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q1 2021 (Q1 2020: $2.1 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

●	Cash flow generated from operations before movements in working capital of $25.6 million for Q1 2021 increased compared to $15.7 million in Q1 2020. The increase in operating cash flow is mainly the result of higher consolidated revenues generated and higher gross margins realized; and

●	Cash and cash equivalents of $74.3 million and working capital of $64.7 million as at March 31, 2021 compared to $71.5 million and $70.1 million, respectively, at the end of 2020. Cash and cash equivalents increased during Q1 2021 due to $18.2 million of operating cash flows after working capital adjustments and taxes offset by $14.6 of cash used in investing activities and interest payments of $0.8 million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Project Development

●	Mine development at Bolivar during Q1 2021 totaled 2,487 meters, which included 895 meters of development to prepare stopes for mine production. Of the remainder 620 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant, and 972 meters to development of ramps; and

●	Mine development at Cusi during Q1 2021 totaled 1,640 meters. These developments are part of the revised mine plan targeting 1,200 tpd, which could not be achieved due to impact of subsidence activity in 2019.

Exploration Highlights

Peru:

●	During the first quarter, surface exploration drilling continued in the Triada copper porphyry (446 meters) and Kilkasca zones (224 meters);

●	Underground exploration drilling continued during Q1 2021 with the aim to replace and increase mineral resources that were depleted during 2020. Approximately 5,028 meters of drilling was completed in Esperanza North, Central Mine, Cachi-cachi and the high-grade cuerpos chicos.

Mexico:

Bolivar

●	At Bolivar during Q1 2021, 11,185 meters were drilled from surface as well as diamond drilling within the mine. Surface exploration drilling included 2,071 meters drilled in the Bolivar West – Bolivar West extension and 3,697 meters in the “Gallo Inferior” (“La Montura” Area) encountering skarn intersections with mineralization. Additionally, infill drilling of 2,846 meters was completed in the Bolivar West zone and 2,571 meters in the Gallo Inferior (Fierro Mine);

Cusi

●	During Q1 2021, the Company completed 2,775 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend. In addition, 2,383 meters of surface drilling was completed to support the “San Juan Vein” exploration and the “Gallo vein”.

4.	covid-19, outlook and guidance

The COVID-19 pandemic has impacted the Company’s operations, and this is reflected in delays in mine development and preparation of areas for mining and consequent lower head grades. Lower volume of sales is a result of a decrease in concentrate production attributable to lower grades. Costs are also negatively impacted mainly due to indirect fixed costs which have to be incurred, despite lower production. The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. These measures, including COVID testing and quarantining employees and contractors, resulted in additional $1.9 million spent in Peru and $1.0 million spent in Mexico during Q1 2021. Further, some exploration and capital expenditure projects have been deferred for cash preservation due to ongoing and residual difficulties.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

On January 27, 2021, the Peruvian Government, in response to the “second wave” of COVID-19, declared a quarantine period in certain cities for two weeks ending on February 14, 2021. This period was extended on February 10, 2021 for an additional two weeks until February 28, 2021. The second wave in Perú is still ongoing with the number of cases remaining at all-time highs.

In Mexico, the contagion was at its peak at the end of 2020, with hospitalization rates higher than 80% of the capacity in the state of Chihuahua, where the Company operates. Although the number of new cases declined until mid-March 2021, these cases have gradually been increasing since then, possibly due to new strains of the virus. The Mexican Government announced a precautionary closure of non-essential businesses in the last weekend April 2021 and greater restrictions have been imposed on businesses and mobility of people.

Currently, none of the operations have not been directly affected by these additional measures taken by the local governments, but they are affected by the overall pandemic. Management continues to assess the situation but is maintaining its production guidance of between 155 million to 170 million pounds issued on January 18, 2021.

Metal Prices

During 2020, the metal prices started experiencing declines in the second half of March due to weaker demand outlooks resulting from the economic uncertainty at that time. However, with the reopening of the economies later in 2020, industrial demand picked up pushing these prices higher. The trend continued in Q1 2021 and metal prices averages during the quarter were much higher than their respective averages during Q1 2020.

LME Average Prices	Quarter ended March 31,
(In US dollars)	2021	2020
Silver (oz)	$26.29	$16.94
Copper (lb)	$3.85	$2.56
Lead (lb)	$0.92	$0.84
Zinc (lb)	$1.25	$0.97
Gold (oz)	$1,800	$1,584

In view of the consistent upward trend of the metal prices, analysts’ views are divided on the outlook of these prices for 2021 and long-term. Some analysts are of the opinion that prices may have stabilized or may show slight decline due to the cooling economic sentiments and an uptick in the inventories. The bullish analysts are supporting their theories with the global economic recovery, expansionary monetary policy and fiscal stimulus being provided by several governments. The Company is maintaining a conservative outlook on metal prices. While no significant declines are foreseen from current price levels, the Company notes that the upside from current levels may be limited considering a strong rally already seen in 2020.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2021 the US dollar/Peruvian Nuevo Sol exchange rate was 3.76 (December 31, 2020: 3.32) and the US dollar/Mexican Peso exchange rate was 20.60 (December 31, 2020: 19.94). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2021	2020				2019
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	326,211	311,946	318,155	202,534	285,225	321,701	307,239	254,165	233,814
Bolivar	371,608	383,607	410,468	308,951	377,562	348,434	331,818	326,208	263,238
Cusi	76,602	82,683	69,835	-	77,911	61,365	70,404	82,117	71,349
Consolidated	774,421	778,236	798,458	511,485	740,698	731,500	709,461	662,490	568,401
Cash cost per tonne processed
Yauricocha	$60.43	$62.44	$50.09	$44.27	$70.20	$75.58	$67.86	$66.01	$73.63
Bolivar	$31.38	$26.66	$21.50	$23.38	$25.82	$28.67	$29.37	$28.61	$31.47
Cusi	$71.07	$58.81	$57.31	$-	$62.11	$83.64	$66.06	$54.04	$54.99
Consolidated	$47.54	$44.42	$36.02	$34.26	$46.73	$53.91	$49.68	$46.11	$51.77
Silver ounces produced (000’s)
Yauricocha	451	430	520	358	495	496	532	401	369
Bolivar	197	149	199	214	210	185	173	152	130
Cusi	313	343	304	-	243	190	271	283	192
Consolidated	961	922	1,023	572	948	871	976	836	691
Copper pounds produced (000’s)
Yauricocha	2,682	4,759	5,419	4,164	5,384	5,648	6,012	4,536	3,863
Bolivar	5,213	5,867	6,734	5,544	6,391	5,660	5,115	5,187	3,869
Cusi	-	-	-	-	-	-	-	-	-
Consolidated	7,895	10,626	12,153	9,708	11,775	11,308	11,127	9,723	7,732
Lead pounds produced (000’s)
Yauricocha	8,706	7,040	9,550	6,406	8,608	9,691	10,340	7,911	6,605
Bolivar	-	-	-	-	-	-	-	-	-
Cusi	298	590	305	-	471	233	168	154	349
Consolidated	9,004	7,630	9,855	6,406	9,079	9,924	10,508	8,065	6,954
Zinc pounds produced (000’s)
Yauricocha	24,123	21,612	24,869	13,741	21,646	25,590	22,480	16,593	16,421
Bolivar	-	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	-	-	-
Consolidated	24,123	21,612	24,869	13,741	21,646	25,590	22,480	16,593	16,421
Gold ounces produced
Yauricocha	890	1,112	1,076	850	1,254	1,322	1,282	809	753
Bolivar	1,591	2,017	2,740	1,912	2,191	2,216	2,073	1,586	1,100
Cusi	155	234	173	-	212	77	135	146	133
Consolidated	2,636	3,363	3,989	2,762	3,657	3,615	3,490	2,541	1,986

Consolidated Production	Quarter Ended
	March 31, 2021	March 31, 2020	% Var
Tonnes processed	774,421	740,698	5%
Daily throughput	8,851	8,465	5%

Silver ounces (000’s)	961	948	1%
Copper pounds (000’s)	7,895	11,775	-33%
Lead pounds (000’s)	9,004	9,079	-1%
Zinc pounds (000’s)	24,123	21,646	11%
Gold ounces	2,636	3,657	-28%
Silver equivalent ounces (000’s) (1)	3,741	4,751	-21%
Copper equivalent pounds (000’s) (1)	25,496	31,170	-18%
Zinc equivalent pounds (000’s) (1)	79,778	84,466	-6%
Metals payable in concentrates
Silver ounces (000’s)	778	787	-1%
Copper pounds (000’s)	7,041	10,694	-34%
Lead pounds (000’s)	8,575	8,056	6%
Zinc pounds (000’s)	20,674	18,789	10%
Gold ounces	2,267	3,601	-37%
Silver equivalent ounces (000’s) (1)	3,232	4,212	-23%
Copper equivalent pounds (000’s) (1)	22,024	27,588	-20%
Zinc equivalent pounds (000’s) (1)	68,914	74,891	-8%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,000 tpd, which we the Company expects to increase to 3,600 tpd during 2021 upon receipt of permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold

-	A lead oxide deposit, containing lead, silver and gold

-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2021 has been provided below:

Yauricocha Production	Q1 2021	Q1 2020	% Var.
Tonnes processed	326,211	285,225	14%
Daily throughput	3,728	3,260	14%

Silver grade (g/t)	54.34	65.86	-17%
Copper grade	0.56%	1.14%	-51%
Lead grade	1.34%	1.56%	-14%
Zinc grade	3.71%	3.91%	-5%
Gold Grade (g/t)	0.43	0.69	-38%

Silver recovery	79.05%	82.01%	-4%
Copper recovery	66.26%	75.42%	-12%
Lead recovery	90.16%	87.91%	3%
Zinc recovery	90.34%	87.96%	3%
Gold Recovery	19.77%	19.89%	-1%

Silver production (000 oz)	451	495	-9%
Copper production (000 lb)	2,682	5,384	-50%
Lead production (000 lb)	8,706	8,608	1%
Zinc production (000 lb)	24,123	21,646	11%
Gold Production (oz)	890	1,254	-29%

Copper equivalent pounds (000’s)(1)	15,937	20,147	-21%
Zinc equivalent pounds (000’s)(1)	49,867	54,605	-9%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

The Yauricocha Mine processed 326,211 tonnes during Q1 2021, which is a 14% increase from Q1 2020, despite continuing to face various COVID-19 related operational challenges during the quarter.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Negative variances in grades resulted from the decline in tonnage contributions from the high-grade cuerpos chicos zones, due to lack of development as well as operational issues at the copper rich Esperanza Zone which have subsequently been corrected. This led to a higher proportion of ore coming from the low-grade larger ore bodies. Q1 2021 metal production was 50%, 29% and 9% lower for copper, gold and silver respectively, while zinc and lead production were 11% and 1% higher as compared to Q1 2020.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd by the end of 2021.

Bolivar Production

Mining operations at Bolivar in Q1 2021 were impacted by the lack of manpower due to COVID-19, supply chain issues and bad weather earlier during the quarter. As a result, the Bolivar mine processed 371,608 tonnes in Q1 2021, representing a 2% decrease from Q1 2020. Head grades were also impacted by delays in development attributable to COVID-19 issues. Grades for copper, silver and gold were 13%, 7% and 32% lower respectively, as compared to Q1 2020. The decrease in throughput and grades resulted in a 20% decrease in copper equivalent pounds produced during Q1 2021 as compared to Q1 2020. In Q1 2021, copper production decreased by 18% to 5.2 million pounds, silver production decreased 6% to 0.2 million ounces, and gold production decreased 27% to 1,591 ounces compared to Q1 2020.

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2021 has been provided below:

Bolivar Production	Q1 2021	Q1 2020	% Var.
Tonnes processed (t)	371,608	377,562	-2%
Daily throughput	4,247	4,315	-2%

Copper grade	0.77%	0.89%	-13%
Silver grade (g/t)	19.68	21.09	-7%
Gold grade (g/t)	0.19	0.28	-32%

Copper recovery	82.80%	85.91%	-4%
Silver recovery	83.60%	82.01%	2%
Gold recovery	69.60%	63.89%	9%

Copper production (000 lb)	5,213	6,391	-18%
Silver production (000 oz)	197	210	-6%
Gold production (oz)	1,591	2,191	-27%

Copper equivalent pounds (000’s)(1)	7,285	9,147	-20%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The objective for 2021 is to complete development of 8,000 metres in the Mina de Fierro and Bolivar West zones to maintain budgeted production levels and reach the targeted 5,000 tons per day.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Cusi Production

Operating at an average throughput of 875 tpd, Cusi processed 2% lower tonnes of ore in Q1 2021 as compared to Q1 2020. Silver grades were 30% higher than Q1 2020 as mining continued in the high-grade Northeast Southwest vein system. Silver production increased 29% to 0.3 million ounces, but gold and lead production were 27% and 37% lower due to lower grades for these metals. Additionally, production was impacted by the large-scale power outage originating in Texas that was experienced during the quarter. Silver equivalent ounces produced for the quarter increased to 334,000 ounces or 17% higher as compared to Q1 2020.

A summary of contained metal production from the Cusi Mine for the three months ended March 31, 2021 has been provided below:

Cusi Production	Q1 2021	Q1 2020	% Var.
Tonnes processed (t)	76,602	77,911	-2%
Daily throughput	875	890	-2%

Silver grade (g/t)	157.22	120.88	30%
Gold grade (g/t)	0.16	0.18	-11%
Lead grade	0.22%	0.33%	-33%

Silver recovery (flotation)	80.91%	80.21%	1%
Gold recovery (lixiviation)	39.57%	46.53%	-15%
Lead recovery	81.46%	84.17%	-3%

Silver production (000 oz)	313	243	29%
Gold production (oz)	155	212	-27%
Lead production (000 lb)	298	471	-37%

Silver equivalent ounces (000’s)(1)	334	286	17%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources as on December 31, 2020

The Company announced PEA results for all three mines during the year and filed the corresponding on the dates indicated below:

Yauricocha mine – December 8, 2020;

Bolivar mine – December 5, 2020; and

Cusi mine – January 5, 2021.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Reserves will be reported as part of an NI 43-101 Mineral Reserve Report. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2020.

Sierra Metals Consolidated Mineral Resource Estimate as of December 31, 2020

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Total Measured & Indicated	39,148	48.4	0.32	0.83	0.30	0.92	60.8	399.9	715.6	255.8	793.0
Total Inferred	37,151	35.6	0.28	0.87	0.15	0.39	42.6	333.6	711.7	125.4	317.4

Yauricocha Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6) (7) (8) (9)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	4,598	55.7	0.59	1.14	0.79	2.50	8.2	87.2	115.6	80.1	253.4
Indicated	10,714	37.8	0.50	1.21	0.50	2.00	13.0	172.3	285.8	118.1	472.4
Measured & Indicated	15,312	43.2	0.53	1.19	0.59	2.15	21.2	259.5	401.4	198.2	725.8
Inferred	11,633	27.5	0.45	1.40	0.31	0.95	10.3	167.4	357.9	79.3	242.5

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

(3) The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).

(6) Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).

(8) The mining costs are based on 2020 actual costs and are variable by mining method.

(9) The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

Bolivar Mine Mineral Resource Estimate as of December 31, 2020 (1) (2)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Indicated	18,590	14.9	0.20	0.77	-	-	8.9	120.8	314.2	-	-
Inferred	20,625	14.0	0.21	0.78	-	-	9.3	138.5	353.8	-	-

(1) Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

(2) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Cusi Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	795	216.5	0.05	-	0.26	0.30	5.5	1.4	-	4.6	5.3
Indicated	4,451	176.2	0.13	-	0.54	0.63	25.2	18.2	-	53.0	61.9
Measured & Indicated	5,246	182.0	0.12	-	0.50	0.58	30.7	19.6	-	57.6	67.2
Inferred	4,893	146.0	0.18	-	0.43	0.69	23.0	27.7	-	46.1	74.9

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

6.	SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2021 (compared to the three months ended March 31, 2020)

Net income (loss) attributable to shareholders for Q1 2021 was $3.1 million (Q1 2020: $(1.9) million) or $0.02 per share (basic and diluted) (Q1 2020: $(0.01)). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $41.9 million for Q1 2021 increased by 24% compared to $33.7 million of revenues in Q1 2020. The increase in revenue was a combined result of the 17% decrease in treatment and refining charges and the increase in realized prices for all metals, which offset the impact of lower quantities of metals sold, namely copper (52%), gold (39%) and silver (9%). Zinc and lead sales increased 10% and 6% respectively. Metal sales were consistent with Q1 2021 production, which was impacted by lower head grades.

Revenue from metals payable in Mexico were $27.7 million for Q1 2021 compared to $21.8 million in Q1 2020, as the increase in realized metal prices were offset by the decline in metal sales.

Revenue from metals payable at the Bolivar Mine were $21.5 million for Q1 2021, an increase of 16% from the Q1 2020 revenue of $18.6 million. This increase was driven by an increase in realized prices for copper (53%), silver (60%) and gold (12%), offset by lower quantities of metals sold.

Revenue from metals payable at the Cusi Mine for Q1 2021 were $6.2 million compared to $3.3 million in Q1 2020. The 88% increase in revenues was a combined result of 28% higher silver ounces sold at 60% higher realized sale price.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for Q1 2021 and each quarter in 2020:

Realized Metal Prices	2021	2020
(In US dollars)	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$26.44	$24.30	$24.89	$16.59	$16.57
Copper (lb)	$3.88	$3.32	$2.97	$2.40	$2.53
Lead (lb)	$0.92	$0.89	$0.85	$0.76	$0.80
Zinc (lb)	$1.24	$1.22	$1.08	$0.89	$0.93
Gold (oz)	$1,778	$1,859	$1,916	$1,722	$1,585

Costs

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.50 (Q1 2020 - $0.45), cash cost per zinc equivalent payable pound was $0.47 (Q1 2020 - $0.43), and AISC per zinc equivalent payable pound of $0.85 (Q1 2020 - $0.82). AISC per zinc equivalent payable pound for Q1 2021 increased as compared to Q1 2020, due to 11% decline in zinc equivalent payable pounds during the quarter.

Yauricocha’s cost of sales per copper equivalent payable pound was $1.56 (Q1 2020 - $1.22), cash cost per copper equivalent payable pound was $1.48 (Q1 2020 - $1.17), and AISC per copper equivalent payable pound of $2.65 (Q1 2020 - $2.24). AISC per copper equivalent payable pound for Q1 2021 increased as compared to Q1 2020, due to 22% decline in copper equivalent payable pounds during the quarter.

Bolivar’s cost of sales per copper equivalent payable pound was $1.64 (Q1 2020 - $1.19), cash cost per copper equivalent payable pound was $1.58 (Q1 2020 - $1.15), and AISC per copper equivalent payable pound was $2.91 (Q1 2020 - $1.85) for Q1 2021 as compared to Q1 2020. Unit costs at Bolivar increased due to the 24% decline in the copper equivalent payable pound resulting from lower grades as compared to Q1 2020. Further sustaining capital expenditure for Q1 2021 was 80% higher as compared to the same quarter of 2020 mainly due to higher expenditure on development and equipment.

Cusi’s cost of sales per silver equivalent payable ounce was $18.92 (Q1 2020 - $27.48), cash cost per silver equivalent payable ounce was $18.72 (Q1 2020 - $22.62), and AISC per silver equivalent payable ounce was $30.28 (Q1 2020 - $30.00) for Q1 2021 as compared to Q1 2020. Cost of sales and cash costs per unit declined at Cusi due to the 23% increase in the silver equivalent payable ounces sold as compare to Q1 2020. AISC per silver equivalent payable pound at Cusi was in-line with Q1 2020 as a 188% increase in sustaining capital, driven by higher development costs, offset the impact of higher silver equivalent ounces sold.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q1 2021 of $11.4 million compared to $9.6 million for the same period in 2020.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q1 2021 (Q1 2020: $2.1 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $6.0 million in Q1 2021 compared to $5.5 million in Q1 2020. The increase in general and administrative costs was driven by increased head count in Peru and legal costs related to settlement of a labor case in Mexico.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $25.3 million during Q1 2021 (Q1 2020: $16.1 million) which included $16.4 million (Q1 2020: $8.8 million) from the Peruvian operation and $10.1 million (Q1 2020: $8.2 million) from the operations in Mexico. The increase in adjusted EBITDA in Q1 2021 was mainly due to higher consolidated revenues and higher gross margins at all sites. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $8.8 million for Q1 2021 compared to $2.0 million in Q1 2020. Current income tax expense increased due to higher taxable income in Peru and recognition of current taxes in Mexico due to absorption of all carried forward tax losses at the end of 2020.

During Q1 2021, the Company recorded a deferred tax expense of $0.1 million as compared to $2.2 million recorded in the same quarter of 2020. This deferred tax expense was net of $0.7 million of non-cash recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $4.4 million, or $0.03 per share, for Q1 2021 was higher than the adjusted net income of $1.2 million, or $0.01 per share for Q1 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive income (loss)

Total comprehensive income (“TCI”) for Q1 2021 was $3.5 million compared to Total Comprehensive Loss (“TCL”) of $(2.5) million in Q1 2020. TCL includes a foreign currency loss of $(0.2) million (Q1 2020 $(0.7) million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected quarterly financial results detailed by operating segment:

	Peru Yauricocha Mine	Mexico Bolivar Mine	Mexico Cusi Mine	Canada Corporate	Total
Three months ended March 31, 2021	$	$	$	$	$
Revenue	41,925	21,528	6,171	-	69,624

Production cost of sales	(21,466)	(10,405)	(5,246)	-	(37,117)
Depletion of mineral property	(5,243)	(1,113)	(511)	-	(6,867)
Depreciation and amortization of property, plant and equipment	(1,443)	(2,068)	(870)	-	(4,381)
Cost of sales	(28,152)	(13,586)	(6,627)	-	(48,365)

Net income (loss) from operations	3,194	3,641	(1,240)	(1,835)	3,760

Adjusted EBITDA	16,363	9,475	600	(1,169)	25,269

Cash Flows

Cash flow generated from operations before movements in working capital of $25.6 million for Q1 2021 increased compared to $15.7 million in Q1 2020. The increase in operating cash flow is mainly the result of higher consolidated revenues generated and higher gross margins realized.

Net cash flow of $(14.6) million (Q1 2020: $(11.2) million) used in investing activities during Q1 2021 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, and expenditures on shafts and ventilation.

A breakdown of the Company’s capital expenditures of $14.6 million during the three months ended March 31, 2021 is presented below:

Q1 2021 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$469	$648	$251	$1,368
Development	$1,001	$2,478	$968	$4,447
Equipment	$420	$771	$290	$1,481
Mascota Shaft / Central Shaft	$295	$-	$-	$295
Concentrator Plant	$146	$-	$102	$248
Ventilation	$755	$207	$-	$962
Tailings dam	$609	$563	$655	$1,827
Other	$409	$269	$54	$731
Expansion studies	$195	$321	$463	$979
Yauricocha Shaft	$950	$-	$-	$950
Mine Camp	$1,263	$-	$-	$1,263
	$6,512	$5,257	$2,783	$14,552

Net cash flow of $(0.8) million (Q1 2020: $(1.3) million) from (used in) financing activities for Q1 2021 consists of $(0.8) million (Q1 2020: $(1.3) million) of interest paid on loans and credit facilities.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2021	2020				2019
(In thousands of United States dollars, except per share amounts)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	69,624	76,218	73,211	41,901	55,558	64,634	64,551	50,673
Adjusted EBITDA	25,269	31,127	37,186	12,595	16,074	19,104	21,554	12,558
Adjusted net income attributable to shareholders	4,383	8,638	18,377	1,344	1,210	7,228	4,115	1,645
Net income (loss) attributable to shareholders	3,084	7,603	17,531	154	(1,869)	4,534	1,779	(158)

Basic and diluted earnings (loss) per share ($)	0.02	0.04	0.11	-	(0.01)	0.03	0.01	-

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s statement of financial position as at March 31, 2021 and December 31, 2020:

(000’s)	March 31, 2021	December 31, 2020
Cash and cash equivalents	$74,329	$71,473
Working capital	$64,704	70,885
Total assets	$448,320	$439,592
		$70,885
Debt (net of financing fees)	$99,501	$99,383
Total liabilities	$204,134	$199,384

Equity attributable to owners of the Company	$204,302	$201,000

Cash and cash equivalents of $74.3 million and working capital of $64.7 million as at March 31, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents increased during Q1 2021 due to $18.2 million of operating cash flows after working capital adjustments and taxes offset by $14.6 of cash used in investing activities and interest payments of $0.8 million.

Trade and other receivables as at March 31, 2021 include $5.4 million (December 31, 2020 - $5.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2021 VAT payables. Amounts included in trade and other receivables are current and the Company has no provision for expected credit losses as at March 31, 2021.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000’s)	Limit	March 31, 2021	December 31, 2020
Senior Secured Corporate Facility with BCP(1)	$100,000	$99,501	$99,383
Total Debt		$99,501	$99,383

Less cash balances		$74,329	$71,473
Net Debt		$25,172	$27,910

(1) See condensed interim consolidated financial statements as at March 31, 2021 for details of the loan facility.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Outstanding shares

The authorized share capital at March 31, 2021 was an unlimited number of common shares without par value. As at May 4, 2021, the Company had 163.4 million shares issued and outstanding (December 31, 2020 – 162.8 million shares issued and outstanding).

As at March 31, 2021, there were 1,383,115 RSUs outstanding at a weighted average fair value of C$2.52.

As at May 4, 2021 there are 1,383,115 RSU’s outstanding at a weighted average fair value of C$2.52.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing.

10.	OTHER RISKS AND UNCERTAINTIES

Peruvian Presidential Elections

In Peru, the presidential runoff election is scheduled for June 6, 2021, between Keiko Fujimori, representing market-friendly ideas, running in her third runoff election, and Pedro Castillo, who currently proposes a left-wing platform. It is still too early to predict the outcome of the election; however, the latest polls give a small margin in favor of Pedro Castillo, in whose eventual government the Company could not guarantee that the new administration will promote free market and pro-business policies. The company is actively engaged in industry associations to closely monitor the situation.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020:

(In thousands of United States dollars)	March 31, 2021	March 31, 2020

Net income (loss)	$3,760	$(1,748)

Adjusted for:
Depletion and depreciation	11,782	9,702
Interest expense and other finance costs	880	1,432
NRV adjustments on inventory	356	1,216
Share-based payments	437	373
Derivative gains	(451)	-
Foreign currency exchange and other provisions	(732)	(174)
Legal settlement and related charges	390	1,068
Income taxes	8,847	4,205
Adjusted EBITDA	$25,269	$16,074

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three months ended March 31, 2021 and 2020:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2021	March 31, 2020
Net income (loss) attributable to shareholders	$3,084	$(1,869)
Non-cash depletion charge on Corona’s acquisition	2,376	2,139
Deferred tax recovery on Corona’s acquisition depletion charge	(721)	(747)
Share-based compensation	437	373
Legal settlement and related charges	390	1,068
Derivative gains	(451)	-
Foreign currency exchange loss (gain)	(732)	246
Adjusted net income attributable to shareholders	$4,383	$1,210

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three months ended March 31, 2021 and 2020:

(In thousand of US dollars, unless stated)		Three months ended March 31, 2021				Three months ended March 31, 2020
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		28,152	13,598	6,615	48,365	26,889	12,888	7,564	47,341
Reverse: Workers Profit Sharing		(1,066)	-	-	(1,066)	(285)	-	-	(285)
Reverse: D&A/Other adjustments		(6,686)	(3,557)	(1,425)	(11,668)	(5,757)	(3,296)	(2,481)	(11,534)
Reverse: Variation in Finished Inventory		(688)	1,619	254	1,185	(823)	155	(244)	(912)
Total Cash Cost		19,712	11,660	5,444	36,816	20,024	9,747	4,839	34,610
Tonnes Processed		326,211	371,608	76,602	774,421	285,225	377,562	77,911	740,698
Cash Cost per Tonne Processed	US$	60.43	31.38	71.07	47.54	70.20	25.82	62.11	46.73

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2021 and 2020:

YAURICOCHA		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2021	March 31, 2020
Cash Cost per zinc equivalent payable pound
Total Cash Cost		19,712	20,024
Variation in Finished inventory		688	823
Total Cash Cost of Sales		20,400	20,847
Treatment and Refining Charges		10,109	12,203
Selling Costs		1,324	1,222
G&A Costs		2,502	1,960
Sustaining Capital Expenditures		2,276	3,557
All-In Sustaining Cash Costs		36,611	39,789
Silver Equivalent Payable Ounces (000’s)		2,025	2,717
Cost of Sales		21,466	21,694
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.60	7.98
Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.08	7.67
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.08	14.64
Copper Equivalent Payable Pounds (000’s)		13,797	17,796
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.56	1.22
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.48	1.17
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.65	2.24
Zinc Equivalent Payable Pounds (000’s)		43,170	48,308
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.50	0.45
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.47	0.43
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.85	0.82

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months ended March 31, 2021 and 2020:

BOLIVAR		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2021	March 31, 2020
Cash Cost per copper equivalent payable pound
Total Cash Cost		11,660	9,747
Variation in Finished inventory		(1,619)	(155)
Total Cash Cost of Sales		10,041	9,592
Treatment and Refining Charges		3,570	1,868
Selling Costs		1,099	1,106
G&A Costs		1,451	1,597
Sustaining Capital Expenditures		2,254	1,250
All-In Sustaining Cash Costs		18,415	15,413
Silver Equivalent Payable Ounces (000’s)		930	1,270
Cost of Sales		10,405	9,880
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.19	7.78
Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.80	7.55
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.80	12.13
Copper Equivalent Payable Pounds (000’s)		6,338	8,321
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.64	1.19
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.58	1.15
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.91	1.85
Zinc Equivalent Payable Pounds (000’s)		19,832	22,588
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.52	0.44
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.51	0.42
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.93	0.68

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2021 and 2020:

CUSI		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2021	March 31, 2020
Cash Cost per silver equivalent payable ounce
Total Cash Cost		5,444	4,839
Variation in Finished inventory		(254)	244
Total Cash Cost of Sales		5,190	5,083
Treatment and Refining Charges		1,102	586
Selling Costs		297	270
G&A Costs		447	330
Sustaining Capital Expenditures		1,360	473
All-In Sustaining Cash Costs		8,396	6,742
Silver Equivalent Payable Ounces (000’s)		277	225
Cost of Sales		5,246	6,174
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	18.92	27.48
Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.72	22.62
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	30.28	30.00
Copper Equivalent Payable Pounds (000’s)		1,890	1,472
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.78	4.20
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.75	3.45
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	4.44	4.58
Zinc Equivalent Payable Pounds (000’s)		5,913	3,995
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.89	1.55
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.88	1.27
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.42	1.69

Consolidated:

CONSOLIDATED		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2021	March 31, 2020
Total Cash Cost of Sales		35,631	35,522
All-In Sustaining Cash Costs		63,422	61,944
Silver Equivalent Payable Ounces (000’s)		3,232	4,212
Cost of Sales		37,117	37,748
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.48	8.96
Cash Cost per Silver Equivalent Payable Ounce	(US$)	11.02	8.43
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.62	14.71
Copper Equivalent Payable Pounds (000’s)		22,024	27,588
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.69	1.37
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.62	1.29
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.88	2.25
Zinc Equivalent Payable Pounds (000’s)		68,914	74,891
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.54	0.50
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.52	0.47
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.92	0.83

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

●	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2020 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2021.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company’s management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2021, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2021 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 18, 2021 available at www.sedar.com and at www.sec.gov under the Company’s name.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(In thousands of United States dollars, unless otherwise stated)

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.